HARDWIRED INTERACTIVE, INC.

1078 BUDAPEST

MAREK JOZAEF UTCA 35

HUNGARY

November 28, 2011

Joel Parker

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Hardwired Interactive, Inc.

Item 4.01 Form 8-K

Filed November 14, 2011

File No. 333-60880

Dear Mr. Parker:

By letter dated November 17, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Hardwired Interactive, Inc. (the “Company,” “we,” “us” or “our”) with its comments on Item 4.01 Form 8-K, originally filed on November 14, 2011 (the “Current Report”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

Item 4.01 Changes in Registrant’s Certifying Accountant.

(a) Dismissal of Independent Registered Public Accounting Firm, page 32

1.

You state “On November 3, 2011, our board of directors dismissed Michael F. Cronin”.  It appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of Cronin.  Please confirm that you understand that this delinquency may impact your eligibility requirements for filing on Form S-3.  Refer to Section B1 of the General Instructions to the Form 8-K.

RESPONSE:  Our initial filing on Form 8-K dated November 14, 2011 contained a scrivener’s error. We have amended Item 4.01 of our filing to state, “On November 11, 2011, our board of directors dismissed Michael F. Cronin” in accordance with Exhibit 16.1 of our amended Form 8-K filed on November 28, 2011.

2.

You state that Cronin’s report on the financial statements “contained a modification to the effect that there was substantial doubt as to the Company’s ability to continue as a going concern”. Please amend your filing to provide a description of the nature of their conclusion. Refer to Item 304(a)(1)(ii) of Regulation S-K.

RESPONSE: We have amended Item 4.01 of our filing to provide the nature of Cronin’s conclusion that there was substantial doubt as to the Company’s ability to continue as a going concern.

3.

The current disclosure does not comply with Item 304(a)(1)(iv) of Regulation S-K, because it does not address the subsequent interim period through the date of dismissal of Cronin.  Please amend your filing to state, if true, that in connection with the audits of the Company’s financial statements for the fiscal years ended December 31, 2010 and 2009, and in the subsequent interim period through November 3, 2011, the date of the dismissal of the former accountant, there were no disagreements with Cronin on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of Cronin, would have caused it to make reference to the subject matter of the disagreement in connection with its report.  Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

RESPONSE: We have amended our filing to state that in connection with the audits of the Company’s financial statements for the fiscal years ended December 31, 2010 and 2009, and in the subsequent interim period through November 11, 2011, the date of the dismissal of Cronin, there were no disagreements with Cronin on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of Cronin, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

Additionally, there are no such disagreements as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

4.

Similar to comment three, please amend your filing to comply with Item 304(a)(1)(v) of Regulation S-K.

RESPONSE: We have amended our filing to comply with Item 304(a)(1)(v) of Regulation S-K by stating that during the fiscal years ended December 21, 2010 and 2009, and in the subsequent interim period through November 11, 2011, the date of the dismissal of Cronin, there were no reportable events as defined in Item 304(a)(1)(v).

(b) New Independent Registered Public Accounting Firm, page 33

1.

Please amend your filing to revise your disclosure in the second paragraph to comply with Item 304(a)(2) of Regulation S-K as follows:

a.

“…and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue”.

b.

“…any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv))…”.

RESPONSE: We have amended our filing by revising our disclosure in the second paragraph to comply with Item 304(a)(2) of Regulation S-K.

2.

Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountant, Michael F. Cronin, as required by Item 304(a)(3) of Regulation S-K.  Please ensure that Michael F. Cronin revises the letter to state whether it agrees with the statements made by the Company in the amended Form 8-K and, if not, the respects in which it does not agree.  Additionally, please ensure that the former accountant dates the letter.

RESPONSE: We have amended our filing by including as Exhibit 16 an updated letter from our former accountant, Michael F. Cronin, as required by Item 304(a)(3) of Regulation S-K.  Michael F. Cronin has revised the letter to state that he agrees with the statements made by the Company in the amended Form 8-K.  Additionally, Mr. Cronin has dated the letter.

Further, the Company acknowledges that:

•

Should the Commission of the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Peter Vasko

Peter Vasko

Chief Executive Officer and Director